FOR IMMEDIATE RELEASE
April 29, 2013

UAW RETIREE MEDICAL BENEFITS TRUST, $300 BILLION INVESTOR COALITION, CALL FOR
TRANSPARENCY AT WALMART ON USE OF COMPLIANCE-RELATED CLAWBACKS

DETROIT, MICHIGAN— In an effort to increase transparency around Walmart’s compliance practices, the UAW Retiree Medical Benefits Trust (“Trust”) is leading a $300 billion global investor coalition calling on the company to publicly disclose whether it has clawed back pay from executives whose actions have caused significant financial harm to the company and its owners. The coalition’s request is included in Walmart’s 2013 Proxy Statement as Proposal No. 8, Request for Annual Report on Recoupment of Executive Pay, and will be considered by investors at the company’s June 7, 2013 annual meeting.

 “The coalition’s proposal asks Walmart to disclose if and when its existing clawback and recoupment policies are actually used,” says Meredith Miller, coalition leader and Chief Corporate Governance Officer for the Trust. “The disclosure requirements would apply to senior executives covered under one or more of the company’s policies. To date, Walmart has not committed to disclosing any actual clawbacks to its shareholders.”

Walmart has relatively strong clawback policies in place, under which the company may recoup incentive compensation if it is discovered that the recipient engaged in behavior that is deemed contrary to the best interests of the company or failed to comply with the company’s standards of conduct. In its 2013 proxy statement, Walmart states that it has included both compliance objectives in its annual cash bonus for several senior executives and a clawback of the bonus if these objectives are not met.

“Walmart reports in its proxy that the CEO could be subject to a compliance-related clawback of his cash bonus. However, it is unclear under what circumstances the clawback would apply,” says Miller. “The investor coalition is asking Walmart to provide these disclosures for the previous year and annually thereafter to its shareholders.”

The investor coalition views disclosure by Walmart of the use of its clawback policies as critical to fostering a corporate culture that emphasizes compliance and ethics. Disclosure educates employees about the company’s expectations and reinforces codes of conduct.  By asking Walmart’s board to tell investors if, in fact, it has used the clawback, investors are calling on the directors to be accountable to its owners on important compliance issues.  The coalition’s proposal does not presume the outcome of any current or future investigations, nor does it force Walmart to claw back pay.

“The cross-border composition of the global investor coalition signifies the importance of transparency and accountability in board governance of the world’s largest employer,” states Miller.

Coalition members and filers of the proposal include: UAW Retiree Medical Benefits Trust; Connecticut Retirement Plans and Trust Funds; Amalgamated Bank LongView Funds; First Swedish National Pension Fund; Third Swedish National Pension Fund; Fourth Swedish National Pension Fund; F&C  Management Ltd.; and Illinois State Board of Investments.

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The $52.4 billion UAW Retiree Medical Benefits Trust is the largest non-governmental payor of retiree health care benefits in the United States, providing health care benefits to over 800,000 UAW retirees and dependents.

CONTACT:	Patricia McCarthy Marketing & Public Relations Consultant UAW Retiree Medical Benefits Trust	C: (313) 418-4155 O: (313) 882-9200 patty@prmccarthy.com